Exhibit 99(d)(15)

August 29, 2004

Riley Property Holdings LLC
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171

Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 29, 2004, by and among LNR Property Corporation (the “Company”), Riley Property Holdings LLC (“Parent”) and Riley Acquisition Sub Corp. (“Acquisition Sub”) providing for the acquisition of all of the outstanding stock of the Company (the “Acquisition”).

1.             This letter will confirm the commitment of David Team (the “Executive”) to contribute capital to Parent in the amount of $5 million (the “Capital Contribution”) in exchange for strips of membership interests in Parent, 95% of which shall be designated as preferred units and 5% of which shall be designated as common units.  Such commitment may be satisfied by a payment to Parent of $5 million in cash or a transfer to Parent of restricted stock and/or options to acquire stock of the Company having a value, in the case of options, net of the exercise price therefore, of $5 million based upon the Merger Consideration, as defined in the Merger Agreement, or a combination of the foregoing as further described in the Management Equity/Employment Term Sheet attached hereto (the “Term Sheet”).

2.             In connection with the Capital Contribution, the Executive also agrees to execute and deliver, as of the Merger Date (as defined in the Merger Agreement), the Securities Purchase Agreement with Parent and Amended and Restated Limited Liability Company Agreement of Parent, each reflecting the terms set forth in the Term Sheet and otherwise in such form and having such provisions as Parent and the Executive mutually agree.

3.             Further, the Executive agrees to enter into an employment agreement reflecting the terms set forth in such Term Sheet and otherwise in such form and having such provisions as Parent and the Executive mutually agree.

4.             The Executive’s commitment to make the Capital Contribution and to take the actions set forth in paragraphs 2 and 3 are subject to the satisfaction, or waiver by Parent, of all of the conditions to its or Acquisition Sub’s obligations contained in the Merger Agreement and the concurrent closing of the Acquisition.

5.             The Executive will not amend, modify or terminate this letter in any respect that would adversely affect the probability that the Acquisition will close or will delay the closing without the prior consent of Parent.

6.             This letter agreement will be effective upon Parent’s acceptance of the terms and conditions of this letter agreement and will expire on the earliest to occur of (i) the closing of the Merger and satisfaction of the conditions set forth in paragraphs 1, 2 and 3 or (ii) the termination of the Merger Agreement pursuant to its terms.

7.             This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of laws principles thereof that would apply the laws of any other jurisdiction).  Each party to this letter agreement hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at law or equity, arising out of or relating to this letter agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding.  Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts.  Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this section.

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2

Sincerely,

/s/ David Team

David Team

ACCEPTED:

RILEY PROPERTY HOLDINGS LLC

By:	Ronald Kravit
Name: Ronald Kravit
Title: Managing Director

3

Management Equity/Employment Term Sheet

(attached hereto)

4

MANAGEMENT EQUITY/EMPLOYMENT TERM SHEET

The following term sheet (this “Term Sheet”) summarizes the principal terms of the proposed management equity and employment arrangement in Riley Property Holdings LLC (“Parent”) to be established for the following executive members of the Riley Property Corporation’s (“Riley”) senior management: Jeffrey Krasnoff, Robert Cherry, Ronald Schrager, David Team and Mark Griffith (each, an “Executive” and collectively, the “Executives”) upon the consummation of the acquisition of Riley by Parent through a cash merger of Riley Acquisition Sub Corp. (“Acquisition Sub”), a direct wholly-owned subsidiary of Riley Mezzanine Corp. (“Holdco”), a direct or indirect wholly-owned subsidiary of the Parent, with and into Riley (the “Merger”) whereupon Riley shall continue as the surviving corporation (the “Company”).  Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the form of that certain agreement and plan of merger (the “Merger Agreement”) among Riley, Parent and Riley Acquisition Sub Corporation.  References to an Executive’s employment with the Company shall be deemed to include such Executive’s employment with one or more of the Company’s subsidiaries or affiliate.  CB Riley Investor LLC, the entity formed by Cerberus Capital Management, L.P., on behalf of certain funds and managed accounts (“Cerberus”), to purchase equity in the Company shall hereinafter be referred to as “CB Riley Investor”.

I.              EQUITY

1.	Capitalization of Parent	Parent shall be capitalized with $734 million of equity (the “Parent Equity”) in the form of limited liability company membership interests designated as units as follows:

Preferred Units: 95% of Parent Equity shall be designated as preferred equity units.

Common Units: 5% of Parent Equity shall be designated as common quity units.

2.	Rollover Investment by Executives

Each Executive shall invest in the Company on a pari pasu basis with CB Riley Investor a total amount equal to $[__](1).  The amount that is invested as cash, as an exchange of options to purchase Riley stock or as an exchange of restricted stock of Riley under Section 3 below shall be determined by each Executive in order to maximize the tax benefits to such Executive.

Each Executive shall have the rights of co-sale and the preemptive rights described in the Amended and Restated Limited Liability Company Agreement of Parent.

3.	Change in Control Agreements/Options and	Each Executive shall acquire strips of Common Units and Preferred Units (“Strips”) in the aggregate amount set forth in

(1)  Krasnoff-$15 million; Cherry-$5 million; Schrager-$5 million; Team-$5 million; Griffith-$4 million.

Restricted Stock

footnote 1, which Strips shall be restricted, as provided in the Executive’s employment agreement, subscription agreement and LLC agreement; provided that the Executive may agree to the cancellation of all or any portion of the unvested (without giving effect to any acceleration resulting from the Merger) options and restricted stock of Riley held by him the vesting of which would otherwise be accelerated upon consummation of the Merger and the Parent shall grant to each such Executive an amount of options to purchase Strips (“Options”), in exchange for such cancelled options, and restricted Strips (“Restricted Strips”), in exchange for such cancelled restricted stock, having an aggregate exercise price and aggregate intrinsic (or “spread”) value equal to the aggregate exercise price and intrinsic value of the unexercised options and restricted stock that were cancelled, and the amount of Strips required to be acquired by such Executive shall be reduced by the amount of such “spread”.  The Options and the Restricted Strips shall be fully vested on the date of issuance.

83(b) Election. Recipients of the restricted Strips shall be permitted to make an “83(b) Election” under the Internal Revenue Code of 1986, as amended, with respect to such restricted Strips.

At any time within 120 days following an Executive’s (i) termination of employment by the Company for death, (ii) termination of employment with the Company as a result of Disability, (iii) termination of employment by the Company without Cause, (iv) resignation of employment with the Company for Good Reason, (v) termination of employment by the Company for Cause, (vi) resignation of employment with the Company without Good Reason or (vii) termination of employment for any reason at any time after the expiration of the Term, Parent shall have the right, but not the obligation, to cause the Executive to sell, and the Executive shall have the right, but not the obligation, to cause Parent to purchase, such Strips, Options and Restricted Strips (a) in the case of termination pursuant to clauses (i) – (iv) or (vii), for a price equal to the Fair Market Value of such Strips, Options and Restricted Strips (subject to a “top-up” in the event of a Change of Control or public offering within 12 months of such date at a value higher than the Fair Market Value for such Strips, Options and Restricted Strips) and (b) in the case of termination pursuant to clauses (v) or (vi), for a price equal to (1) 50% of the Fair Market Value of such Strips, Options and Restricted Strips if the termination occurs during the first, second or third years of employment, (2) 75% of the Fair Market Value of such Strips, Options and Restricted Strips if the termination occurs during the fourth year of employment, (3) 85% of the Fair Market Value of such Strips, Options and Restricted Strips if the termination occurs during the fifth year of employment and (4) the Fair Market Value of such Strips, Options and Restricted Strips thereafter. The purchase price for the Strips, Options and Restricted Stock shall be payable in cash in a lump sum upon the closing of the repurchase.

The Parent may exercise its right to cause the Executive to sell his Strips, Options and Restricted Strips by sending written notice to the Executive (the “Call Notice”) within the applicable time period specified above.  The Parent and the Executive shall consummate the purchase on a date to be jointly determined by the Parent and the Executive (not later than 30 calendar days after the delivery of the Call Notice)

The Executive may exercise his right to cause Parent to purchase his Strips, Options and Restricted Strips by sending written notice to Parent (the “Put Notice”) within the applicable time period specified above.  The Parent and the Executive shall consummate the purchase on a date to be jointly determined by the Parent and the Executive (not later than 30 calendar days after the delivery of the Put Notice).

4.

Profits Interests

Immediately after consummation of the Merger, (i) the Company will issue profits interests in the form of units to the Executives representing 10% of the operating profits and appreciation of the Company (the “Executive Units”)(2) and (ii) the Company will establish an employee profits interest program, granting the Company’s employees profits interests in the form of units, representing in the aggregate, an additional 10% of the operating profits and appreciation of the Company (the “Incentive Units” and together with the Executive Units, the “Management Units”).  40% of the Incentive Units will be issued to the Executives within one year following the Merger Date.  30% of the Incentive Units will be granted by the board of managers of the Parent (the “Board”) or a committee thereof upon the recommendation of the Executives to other employees of Riley within one year following the Merger Date.  The remaining 30% of the Incentive Units will be granted by the Board.  All Management Units shall in all respects be identical to the Common Units purchased by CB Riley Investor and Miller, except that the holders of Management Units shall have,

(2)

30% of the Executive Units will be issued to Jeffrey Krasnoff; 20% of the Executive Units will be issued to Robert Cherry; 20% of the Executive Units will be issued to Ronald Schrager; 20% of the Executive Units will be issued to David Team and 10% of the Executive Units will be issued to Mark Griffith

.

with respect to such Units, an initial capital account of zero.

The Executive Units (issued on the Merger Date) will participate in appreciation above the value determined based on the price of the Common Units issued on the Merger Date.  Each Incentive Unit (issued after the Merger Date) will participate in appreciation above the value determined based on the Fair Market Value of the Common Units on the date of the grant of such Incentive Unit.

The Management Units will be subject to anti-dilution protection on a weighted average basis for issuances of Common Units below Fair Market Value at the time of issuance (other than strategic issuances, equity grants to directors and employees of Parent and its Subsidiaries, warrants granted to underwriters or lenders in connection with the placement of equity or debt and other customary exceptions) and the holders thereof shall be granted preemptive rights with respective to issuance of Common Units (other than strategic issuances, equity grants to directors and employees of Parent and its Subsidiaries, warrants granted to underwriters or lenders in connection with the placement of equity or debt and other customary exceptions) at prices at or above Fair Market Value in order to maintain in the aggregate, their respective profits and appreciation interest in Parent.  The foregoing anti-dilution would be effected for example as follows:  if Common Units are issued at 50% of Fair Market Value, the Management Units would have anti-dilution protection against one-half of the Common Units so issued.

Vesting.  10% of each Management Unit issued shall vest on each six month anniversary of the date of issuance of such Management Unit (each a “Six Month Anniversary Date”) so long as the Executive remains employed by the Company on the applicable Six Month Anniversary Date.  Notwithstanding any provision contained herein to the contrary, all such unvested Management Units shall vest upon a Change in Control (provided that the Executive remains employed at such time).

Repurchase by the Parent.  (a)  At any time within 120 days following an Executive’s (i) termination of employment with the Company as a result of death, (ii) termination of employment with the Company as a result of Disability, (iii) termination of employment by the Company without Cause, (iv) resignation of employment with the Company for Good Reason, (v) termination of employment by the Company for Cause, (vi) resignation of employment with the Company without Good Reason or (vii) termination of employment for any reason at any time after the expiration of the Term, the Parent shall have the right, but not the obligation, to cause the Executive to sell, and the Executive shall have the right, but not the obligation, to cause the Company to purchase, the Management Units as follows:

(A) if such termination occurs pursuant to clauses (i), (ii), (iii), (iv) or (vii) above, (1) the vested Management Units for an amount equal to the Fair Market Value thereof (subject to a “top-up” in the event of a Change of Control or public offering within 12 months of such date at a value higher than the Fair Market Value paid for such Management Units) and (ii) the unvested Management Units for an amount equal to $1.00, in the case of (i) or (ii), payable in cash in a lump sum upon the closing of the repurchase, and in the case of (iii), (iv) or (vii), 50% payable in cash in a lump sum upon the one year anniversary of the termination of the Executive’s employment and 50% payable upon the expiration of the term of the Executive’s non-competition, non-solicitation, confidentiality and non-disparagement agreements and subject to compliance therewith, and (B) if such termination occurs pursuant to clauses (v) or (vi) above, the vested and unvested Management Units for an amount equal to $1.00, payable in cash in a lump sum upon the closing of the repurchase.

The Parent may exercise its right to cause the Executive to sell his Management Units by sending written notice to the Executive (the “Call Notice”) within the applicable time period specified above.  The Parent and the Executive shall consummate the purchase on a date to be jointly determined by the Parent and the Executive (not later than 30 calendar days after the delivery of the Call Notice).

The Executive  may exercise its right to cause Parent to purchase his Management Units by sending written notice to Parent (the “Put Notice”) within the applicable time period specified above.  The Parent and the Executive shall consummate the purchase on a date to be jointly determined by the Parent and the Executive (not later than 30 calendar days after the delivery of the Put Notice).

5.	Repurchase by CB Riley Investor and Miller

If the Parent does not exercise its right to repurchase pursuant to sections 3 or 4 above, CB Riley Investor and Miller shall have the right, for a period of 30 calendar days after the expiration of the applicable 120-day period set forth above, to repurchase the Strips or Management Units, as applicable, upon the terms and conditions set forth in sections 3 or 4 above, respectively.

Upon the occurrence of an event that entitles the Parent, CB Riley Investor or Miller (each, a “Repurchaser”) to purchase the Strips or Management Units pursuant to sections 3 or 4 above, the Repurchaser may exercise its election to purchase by written notice to the Executive (the “Executive Notice”) within the applicable time periods specified above, such Executive Notice to disclose the Fair Market Value of the Strips or Management Units, as applicable.  The Repurchaser and the Executive shall consummate such purchase on a date to be jointly determined by the Repurchaser and the Executive (not later than 30 calendar days after the delivery of the Executive Notice) by delivery by the Executive of certificates representing the Strips or Management Units to be repurchased and by delivery of the purchase price therefor by the Repurchaser by wire transfer.

6.	Definitions

“Disability” shall mean that, as a result of a physical or mental injury or illness, the Executive is unable to perform the essential functions of his/her job with reasonable accommodation as reasonably determined by the Company for a period of (i) 120 consecutive days or (ii) 270 days in any 12-month period.

“Fair Market Value” shall mean the fair market value, as determined in good faith by the Board (which determination shall not give effect to any restrictions on transfer or marketability of the Management Units, Restricted Strips or Options or the fact that the Executives hold a minority interest in Parent); provided, that, if the Executive disagrees with such valuation, such Executive shall have 20 days from receipt of notice of the Board valuation to make a written request to the Parent that he desires to have Fair Market Value determined by an investment bank (the “Deciding Investment Bank”).  The Deciding Investment Bank shall be mutually agreed upon by the parties; provided that if the parties cannot so agree, the Deciding Investment Bank shall be selected jointly by an investment bank selected by each of the Executive and the Parent.  If the fair market value determined by the Deciding Investment Bank is at least 20% or more greater than the Board’s valuation, the Parent shall pay the full amount charged by such Deciding Investment Bank to make such determination.  Otherwise, the Parent and the Executive shall each pay 50% of the amount charged by such Deciding Investment Bank to make such determination.  With respect to Options, the Fair Market Value of the Options shall equal the excess, if any, of the Fair Market Value of the underlying Strips over the exercise price of the Options.

“Cause” shall mean, as determined by the Board or its designee (but still allowing the Executive his legal remedies), (i)

commission of a felony by the Executive; (ii) conduct by the Executive in connection with his/her employment duties that is fraudulent or grossly negligent, (iii) willful misconduct on an ongoing basis after written notice from the Company to the Executive which discredits or damages the Company, its subsidiaries or affiliates or (iv) a willful breach of the Executive’s employment agreement which is materially economically harmful to the Company; (iv) the Executive’s contravention of specific written lawful directions related to a material duty or responsibility which is directed to be undertaken from the Person to whom that Executive reports which is not cured within 30 days of Executive’s receipt of written notice of such contravention; (v) breach of the Executive’s covenants set forth in Section 17 below before termination; or (vi) acts of dishonesty by the Executive resulting or intending to result in personal gain or enrichment at the expense of the Company, its subsidiaries or affiliates.

“Good Reason” shall mean (i) a reduction in Base Salary, bonus, incentive compensation or any agreed upon material benefit without the Executive’s consent; provided, that the Company may at any time or from time to time amend, modify, suspend or terminate any bonus, incentive compensation or other benefit plan or program provided to the Executive for any reason and without the Executive’s consent if such modification, suspension or termination is a result of the underperformance of the Company under its business plan, is consistent with an “across the board” reduction for all employees of the Company, and is undertaken in the Board’s reasonable business judgment acting in good faith and engaging in fair dealing with the Executives, (ii) material breach by the Company of the Executive’s employment agreement; provided that a suspension of the Executive and the requirement that the Executive not report to work shall not constitute Good Reason if the Executive continues to receive the compensation and benefits required by the Executive’s employment agreement and the Executive’s title is not changed or (iii) relocating Executive’s office outside of 50 miles from the Executive’s principal place of employment on the Merger Date, unless otherwise provided in an Executive’s specific employment agreement; provided further, that, with respect to (i), (ii) and (iii), the Company shall have 30 days to cure after receipt of written notice from the Executive specifying why the Executive believes Good Reason exists.

“Change in Control” shall mean (1) if any Person who is not a Permitted Holder of the Parent or the Company becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of the then issued and outstanding securities of the Parent or the Company (or either of its successors) or CB Riley Investor no longer has the right by ownership or agreement to designate a majority of the Board; provided, that any underwriter or Person performing that role who becomes the beneficial owner of securities of the Parent or the Company in connection with a public offering shall not constitute a Person described in this clause (1), or (2) the sale, transfer or other disposition of all or substantially all of the business and assets of the Parent or the Company (or either of its successors), whether by sale of assets, merger or otherwise (determined on a consolidated basis) to another Person other than a transaction in which the survivor or transferee is a Person controlling, controlled by, or under common control with, directly or indirectly, a Permitted Holder.

“Permitted Holder” means CB Riley Investor, any of its affiliates, Miller and the Executives.

“Person” means any individual, partnership, firm, trust, corporation, limited liability company or other similar entity.  When two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of shares or similar equity interest of the Parent, such partnership, limited partnership, syndicate or group shall be deemed a “Person.”

7.	Preferred Units

Interest:  The Preferred Units shall accrete a preferred return at a rate of 10% per annum (based on a 360-day cycle), compounded quarterly; provided that the Board may determine to pay such accreting preferred return as a cash dividend.

Liquidation Preference: 95% of Parent Equity plus the accreted but unpaid preferred return.

Optional Redemption:  At any time and from time to time the Company shall have the right to redeem any or all of the outstanding Preferred Units, pro-rata among the holders, at a price per Preferred Unit equal to the Liquidation Preference.

Mandatory Redemption:  Holders of a majority of the Preferred Units shall have the right to require the Parent to redeem all of the shares of Preferred Units on or after the 11th anniversary of the Merger Date.

Voting Rights: None.

Covenants: The Parent shall not pay any dividends or other distributions with respect to junior securities so long as the

Preferred Units are outstanding.

8.	Non-Competition Agreement	Each Executive shall execute non-competition agreements wherein each individual will agree to be bound by customary non-competition and non-solicitation covenants, as provided in Section 17.

9.	Capitalization of Holdco	Holdco will be initially capitalized with $400 million in principal amount of subordinated indebtedness. Such indebtedness will contain the following terms: ·

• 10 year maturity;

•     Interest at a rate of 12% per annum (based on a 360-day cycle), 10% paid in cash on a semi-annual basis and 2% paid in kind (by adding such interest to the principal balance) on a semi-annual basis; plus default interest as follows:  if an event of default has occurred and is continuing 2% paid in kind (by adding such interest to the principal balance) until the date such event of default is cured or waived;

• unsecured;

• deeply subordinated to any other Holdco debt;

• no financial or restrictive covenants; and

• guaranteed by DSHI if DSHI is spun-off to Parent.

In addition, not less than $2.9 billion of long-term indebtedness will exist at the Company/Delaware Securities Holdings, Inc. corporate level.

II.            EMPLOYMENT (The following terms will be memorialized in employment agreements between the Company and each Executive)

10.	Term of Employment (the “Term”)	The Term will commence on the Merger Date and continue for a period of 5 years from the Merger Date subject to earlier termination as provided under Section 16.

11.	Title/Duties	During the Term the Executive will be employed as _________(3) and will have such responsibilities and duties as are customarily .

(3)

Jeffrey Krasnoff-Chief Executive Officer and President; Ron Schrager-Vice President, Chief Operating Officer; Bob Cherry-Vice President; Chief Investment Officer; Mark Griffith-Vice President and President, European Operation; David Team-Vice President and President, Commercial Property.

attendant to his or her position; provided, however, that such responsibilities and duties shall not be less than the Executives current responsibilities and duties at Riley

12.	Base Salary

__________.(4)  The parties intend that the salary for each Executive shall be equal to or greater than such Executive’s current salary at Riley and subject to annual review for increase, but not decrease, in the discretion of the Board.

13.	Annual Bonus

Prior to the consummation of the Merger but after the finalization of the five-year business plan (the “Original Business Plan”), Riley senior management and the Board will mutually agree upon a bonus plan that is consistent with and including the following criteria:

A. Each Executive’s target bonus for each fiscal year shall equal to the product of (i) 2.0 multiplied by (ii) such Executive’s base salary for such fiscal year (the “Target Bonus”).

B. For the first two years of the bonus plan, each Executive shall earn his Target Bonus if the Company achieves the lower of the Net Cash Flow (as hereinafter defined) target set forth in the Original Plan for the relevant fiscal year and (ii) the Net Cash Flow target set forth in any modified business plan for the relevant fiscal year (the lower of such Net Cash Flow targets is hereinafter referred to as the “Relevant Cash Flow Target”).  In the event that the Company fails to achieve the Relevant Cash Flow Target or exceeds the Relevant Cash Flow Target, each Executive’s Target Bonus shall be (i) in the event that the Company fails to achieve the Relevant Cash Flow Target, reduced by twice the percentage as the shortfall percentage in Net Cash Flow, or (ii) in the event that the Company exceeds the Relevant Cash Flow Target, increased by the same percentage that Net Cash Flow exceeded the Relevant Cash Flow Target.  Notwithstanding the foregoing, no bonus will be payable in the relevant fiscal year during the first two years of the bonus plan if the Company fails to generate EBITDA (as hereinafter defined) equal to at least 75% of the projected EBITDA in the Original Business Plan for such fiscal year.

C. Beginning with the third year of the bonus plan, each Executive shall earn his Target Bonus if the Company achieves the lower of (i) the EBITDA target set forth in the Original Business Plan for the relevant fiscal year and (ii) the EBITDA target set forth in any modified business plan for the relevant fiscal year (the lower of such EBITDA targets is hereinafter

(4)  Krasnofff $1.25 million; Schrager $900,000; Cherry $900,000; Griffith $650,000; Team $900,000.

referred to as the “Relevant EBITDA Target”).  In the event that the Company fails to achieve the Relevant EBITDA Target or exceeds the Relevant EBITDA Target, each Executive’s Target Bonus shall be (i) in the event that the Company fails to achieve the Relevant EBITDA Target, reduced by twice the percentage as the shortfall percentage in EBITDA, or (ii) in the event that the Company exceeds the Relevant EBITDA Target, increased by the same percentage that EBITDA exceeded the Relevant EBITDA Target.  Notwithstanding the foregoing, no bonus will be payable in the relevant fiscal year if the Company fails to generate EBITDA equal to at least the lower of (i) 75% of the projected EBITDA in the Original Business Plan or (ii) 75% of the projected EBITDA in any modified business plan that has been approved by the Board.  The Executives, on the one hand, and the Company, on the other hand, acknowledge that beginning in the third year a new bonus structure may be established in the good faith judgment of the Board.

D. In addition to the foregoing, each Executive shall be eligible for a discretionary bonus to be paid at the discretion of the Board.

E. The new bonus plan shall provide for all bonuses to be paid in full at the end of the fiscal year without any mandatory deferral of all or any portion of such bonus.

F. The term “EBITDA” shall mean have the meaning ascribed to that term in the Original Business Plan and the Deutsche Bank facility obtained in connection with the financing of the Merger.  The term “Net Cash Flow” shall mean for the applicable year gross revenues of the Company (which shall include sales of assets) minus all expense items of the Company except for interest on debt, principal amortization, preferred return, return of capital, any federal, state or local income taxes and any non cash expense such as depreciation.

14.	Benefits/Perquisites

The Executive shall be entitled to participate in all of the benefit plans of the Company, pursuant to the terms of such plans, offered to employees at a level equal to similarly situated executives at the Company.  In addition, the Executive shall be provided with perquisites comparable to those historically provided.

15.	Reimbursement of Business Expenses	The Executive will be reimbursed for all reasonable business expenses in accordance with the policies of the Company as in effect from time to time.

16.	Termination/Severance:	(a) Subject to Section 17, in the event of a termination of the

Good Reason/without Cause

Executive’s employment by the Company without Cause or by Executive for Good Reason, the Executive will be entitled to the following upon execution of a release in substantially the form attached as Exhibit B to the Executive’s Change In Control Agreement with Riley (“Cause” and “Good Reason” shall have the meanings set forth in Section 6 above).

—    Accrued (to the date of termination) and unpaid salary, accrued and unpaid bonus (including a pro rata bonus for the year of termination), vacation and benefits under the Company’s benefits plans (such benefits shall not include benefits under bonus plans or arrangements or incentive or equity related compensation) (“Accrued Benefits”);

—    Monthly installments of the monthly amount of Base Salary for the lesser of (i) Term or (ii) 24 months; provided, however, that if the remaining Term is less than 24 months, the Company shall pay monthly installments of the monthly amount of Base Salary for the Restricted Period unless the Company has waived the restrictions set forth in clauses (i) and (ii) of Section 17 with respect to such portion of the balance of Restricted Period or a Change in Control has occurred, in which case payments shall only apply for the balance of the Term and any additional period for which such restrictions apply (the period described herein, including any extension to include the Restricted Period, is hereinafter referred to as the “Severance Period”).

—    Annual bonuses for the Severance Period shall be equal to the annual bonus earned by Executive during his last year of employment with the Company (the Company shall provide Executive with materials supporting the calculation of the bonus); and

— Health benefits under the Company’s benefits plans for the Severance Period.

In the event that the Executive breaches any of the covenants contained in Section 17 following termination, the Company shall not be obligated to make any further salary or bonus payments or provide any benefits under Company benefit plans under this Section 16(a) after such breach.

Death/Disability	(b) — Accrued Benefits

  —  Continuation, for a period of one year, of benefits to cover the Executive and the Executive’s family members under the Company’s health and dental insurance plans; provided, however, that the Executive’s family members continue to meet the eligibility requirements for coverage of an employee’s family members under those plans.  Alternatively, the Company may elect to reimburse the Executive the amount of all premiums for the Executive and the Executive’s family members to obtain comparable health and dental insurance, provided such comparable insurance is available for the Executive to obtain.

“Disability” shall have the meaning set forth in Section 5 above.

	For Cause or without Good Reason	(c) Only Accrued Benefits (other than a pro rata bonus for the year of termination).

	End of Term	(d) Accrued Benefits.

(e) In the event that a Change in Control has not occurred, monthly installments of the monthly amount of Base Salary and bonuses for the Restricted Period, which annual bonuses shall be equal to the annual bonus earned by the Executive during his last year of employment with the Company, unless the Company has waived the restrictions set forth in clauses (i) and (ii) of Section 17 with respect to such portion of the balance of the Restricted Period or a Change of Control has occurred, in which case payments under this clause (e) shall only apply for any period for which such restrictions apply.

In the event that the Executive breaches any of the covenants contained in Section 17 following the end of Term when the restrictions apply, the Company shall not be obligated to make any further salary payments under this Section 16(e) after such breach.

17.	Non-Competition; Non-Solicitation

(i)  During the period of Executive’s actual employment with the Company during the Term (the “Employment Period”) and for a period of 24 months thereafter (the “Restricted Period”), the Executive will not enter into any employment, consulting or any other service relationship with or have any material economic interest in (subject to customary carve-outs for public holdings) any entity or business which (A) substantially competes with the Company in the business of acquisition, development, repositioning, management or sale of commercial real estate or multi-family residential rental real estate, (B) invests in unrated and non-investment grade rated commercial mortgage backed securities with respect to real estate or (C) acts as a special servicer for loans directly or indirectly secured by real estate.

(ii) During the Employment Period and during the Restricted Period, the Executive shall not directly or indirectly (x) solicit to employ or retain any Person who was employed or retained by the Company or any Subsidiary or Affiliate within 12 months of such solicitation or (y) employ or retain any such Person for any purpose prohibited by (i) above.

 (iii)  At no time during or after the Employment Period, shall the Executive disclose any of the Company’s or any Subsidiary or Affiliate’s trade secrets or confidential or proprietary information not known or available to the public (“Confidential Information”).  The foregoing confidentiality obligations  shall not apply to disclosure made in connection with the good faith performance of the Executive’s duties,  information disclosed to Executive by a third party who is under no legal or contractual obligation or restriction not to disclose same and information which Executive is required by law to disclose.

18.	Tax Distributions

The Parent’s limited liability company agreement shall provide that within 90 days after the close of any taxable year of Parent (or as soon thereafter as reasonably practicable) for which  any member (including any Executive who is a member) has incurred income tax liability by reason of his or her interest in Parent (a “Member’s Tax”), Parent will make distributions to the members (including Executives who are members) in an amount sufficient to enable each member to pay such Member’s Tax, if any (to the extent cash is available for such distributions).

19.	Successors

The Executive’s rights and obligations may not be assigned by the Executive, but the Company may assign its rights, together with its obligations, to any other entity which will succeed to all or substantially all of the assets and business of the Company and substantially carry on the business of the Company as of the Merger Date.

20.	Governing Law	New York — Federal courts (or state courts if no federal jurisdiction) located in New York City (Manhattan) and waiver of jury trial.

21.	Termination of Merger Agreement	In the event the Closing Date does not occur and the Merger Agreement terminates pursuant to its terms, the terms contained in this term sheet shall be null and void.